SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 21, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Sony Computer Entertainment Inc. introduces Playstation®4 (PS4™).

FOR IMMEDIATE RELEASE

SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

PS4’s Powerful System Architecture, Social Integration and Intelligent Personalization, Combined with PlayStation Network with Cloud Technology, Delivers
 Breakthrough Gaming Experiences and Completely New Ways to Play

New York City, New York, February 20, 2013 –Sony Computer Entertainment Inc. (SCEI) today introduced PlayStation®4 (PS4™), its next generation computer entertainment system that redefines rich and immersive gameplay with powerful graphics and speed, intelligent personalization, deeply integrated social capabilities, and innovative second-screen features. Combined with PlayStation®Network with cloud technology, PS4 offers an expansive gaming ecosystem that is centered on gamers, enabling them to play when, where and how they want. PS4 will be available this holiday season.

Gamer Focused, Developer Inspired
PS4 was designed from the ground up to ensure that the very best games and the most immersive experiences reach PlayStation gamers.  PS4 accomplishes this by enabling the greatest game developers in the world to unlock their creativity and push the boundaries of play through a system that is tuned specifically to their needs.

PS4 also fluidly connects players to the larger world of experiences offered by PlayStation, across the console and mobile spaces, and PlayStation® Network (PSN).

The PS4 system architecture is distinguished by its high performance and ease of development.  PS4 is centered around a powerful custom chip that contains eight x86-64 cores and a state of the art graphics processor.

The Graphics Processing Unit (GPU) has been enhanced in a number of ways, principally to allow for easier use of the GPU for general purpose computing (GPGPU) such as physics simulation.  The GPU contains a unified array of 18 compute units, which collectively generate 1.84 Teraflops of processing power that can freely be applied to graphics, simulation tasks, or some mixture of the two.

PS4 is equipped with 8 GB of unified system memory, easing game creation and increasing the richness of content achievable on the platform.  GDDR5 is used for this memory, giving the system 176 GB/second of bandwidth and providing a further boost to graphics performance.

2-2-2-2 SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

The end result for gamers is new games with rich, high-fidelity graphics and deeply immersive experiences that shatter expectations.

Shared Game Experiences
Social interaction is central to PS4 experiences, so new features were built into the actual foundation of the system’s hardware architecture.  PS4 provides dedicated, “always on” video compression and decompression systems that enables seamless uploading of gameplay. For the first time ever, gamers can share their epic triumphs with the press of a button.  Gamers simply hit the “SHARE button” on the controller, scan through the last few minutes of gameplay, tag it and return to the game—the video uploads as the gamer plays.  Gamers can share their images and videos to their friends on social networking services such as Facebook.

PS4 also enhances social spectating by enabling gamers to broadcast their gameplay in real-time to friends using live internet streaming services such as Ustream.  During live broadcasts, friends can make comments on the streamed gameplay and, if a gamer gets stuck on a challenging level, friends can also join the game in completely new ways.  For example, friends can offer health potions or special weapons when a player needs them most during actual gameplay.

Furthermore, users can connect their Facebook account with Sony Entertainment Network account.  Through PS4, users are able to deepen their connections through co-op play or “cross-game chat”.

PS4 Second Screens
PS4 integrates second screens, including PlayStation®Vita (PS Vita), smartphones and tablets, to wrap gamers in their favorite content wherever they are. A key feature enabled by second screens is “Remote Play” and PS4 fully unlocks its potential by making PS Vita the ultimate companion device.  With PS Vita, gamers will be able to seamlessly pull PS4 titles from their living room TVs and play them on PS Vita’s beautiful 5-inch display and intuitive dual analog sticks over Wi-Fi networks*1.  It is SCEI’s long-term vision is to make most PS4 titles playable on PS Vita*2.

A new application from SCE called “PlayStation®App” will enable iPhone, iPad, and AndroidTM based smartphones and tablets*3 to become second screens.  Once installed on these devices, users can, for example, see maps on their second screens when playing an adventure game, purchase PS4 games while away from home and download it directly to the console at home, or remotely watch other gamers playing on their devices.

Immediate Gameplay
PS4 radically reduces the lag time between players and their content.  PS4 features “suspend mode” which keeps the system in a low power state while preserving the game session.  The time it takes today to boot a console and load a saved game will be a thing of the past.  With PS4, gamers just hit the power button again and are promptly back playing the game at the exact point where they left off.  Additionally, users can boot a variety of applications including a web browser when playing a game on PS4.

PS4 also enables games to be downloaded or updated in the background, or even in stand-by mode.  The system takes it one step further by making digital titles playable as they are being downloaded.  When a player purchases a game, PS4 downloads just a fraction of the data so gamers can start playing immediately, and the rest is downloaded in the background during actual gameplay.

3-3-3-3 SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

Personalized, Curated Content
On the newly designed PS4 menu screen, players can look over game-related information shared by friends, view friends’ gameplay with ease, or obtain information of recommended content, including games, TV shows and movies.  The long-term goal of PS4 is to reduce download times of digital titles to zero: if the system knows enough about a player to predict the next game they will purchase, then that game can be loaded and ready to go before they even click the “buy” button.  PS4 will further enrich users’ entertainment experiences, by meeting their potential needs.

Gaming in the Cloud
Launched in November 2006, PlayStation Network, a network service for PlayStation users, now operates in 67 countries and regions*4 around the world with the total number of downloaded content of more than 2.8 billion*5.  In addition to a variety of games available in PlayStation®Store, PS4 users will be able to enjoy a variety of services offered by PSN, such as Sony Corporation’s Music Unlimited, a cloud-based music subscription service and Video Unlimited, a premium video service, as well as various content distribution services.

By combining PlayStation Network with Gaikai Inc’s cloud technology, it is SCE’s goal to make free exploration possible for various games. In the future, when a gamer sees a title of interest in PlayStation Store, they can immediately start playing a portion of the actual game — not a stripped down version of the game.  With Gaikai and PlayStation Store, gamers will be able to experience appealing games and only pay for the games they actually love.  PlayStation Network and the cloud will offer additional value to PlayStation gamers.  SCE is exploring unique opportunities enabled by cloud technology with the long-term vision of making PlayStation libraries including an incredible catalog of more than 3000 PS3 titles*6 that is unmatched in the industry, mostly ubiquitous on PS4.

SCE will announce new details of PS4 and its robust lineup of games from 3rd party developers and publishers, the independent gaming community and SCE Worldwide Studios, as well as further enhancements to the entire PlayStation ecosystem between now and the holiday 2013 launch.

###
*1	Depending on network environment or titles, users may not be able to play games outside comfortably.
*2	Exept games that require peripherals such as PlayStation®4 Eye ).
*3	Depending on the version of OS or other conditions, users cannot use the application.
*4	Number as of December 31st , 2012
*5	Number as of February 19st , 2013
*6	Number as of December 31st , 2012, including free trials.

4-4-4-4 SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

  < PlayStation®4 Logo>

＜PlayStation®4 ＞
Main Processor	Single-chip custom processor CPU : x86-64 AMD “Jaguar”, 8 cores GPU : 1.84 TFLOPS, AMD next-generation Radeon™ based graphics engine
Memory	GDDR5 8GB
Hard Disk Drive	Built-in
Optical Drive (read only)	BD 6xCAV DVD 8xCAV
I/O	Super-Speed USB (USB 3.0) 、AUX
Communication	Ethernet (10BASE-T, 100BASE-TX, 1000BASE-T) IEEE 802.11 b/g/n Bluetooth® 2.1 (EDR)
AV output	HDMI Analog-AV out Digital Output (optical)
*Specifications are subject to change without notice.

About Sony Computer Entertainment Inc.

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufactures, distributes, develop and markets the PlayStation®2 (PS2®) computer entertainment system, the PSP® (PlayStation®Portable) handheld entertainment system, the PlayStation®3 (PS3®) computer entertainment system and the PlayStation®Vita (PS Vita) portable entertainment system. SCEI has revolutionized home entertainment since they launched PlayStation in 1994. PS2® further enhances the PlayStation legacy as the core of home networked entertainment. PSP® is a handheld entertainment system that allows users to enjoy 3D games with high-quality full-motion video and high-fidelity stereo audio. PS3® is an advanced computer system, incorporating the powerful Cell Broadband Engine and RSX processors. PS Vita is an ultimate portable entertainment system that offers a revolutionary combination of rich gaming and social connectivity within a real world context. SCEI also delivers the PlayStation®
experience to open operating systems through PlayStation®Mobile, a cross device platform. Headquartered in Tokyo, Japan, SCEI, along with its affiliated companies, Sony Computer Entertainment America LLC., and Sony Computer Entertainment Europe Ltd., and its division companies, Sony Computer Entertainment Japan and Sony Computer Entertainment Asia develops, publishes, markets and distributes hardware and software, and manages the third party licensing programs for these platforms in the respective markets worldwide.

PlayStation and PS3 are registered trademarks and PS4 is a trademark of Sony Computer Entertainment, Inc. Facebook is a trademark or registered trademark of Facebook, Inc.  Ustream is a trademark or registered trademark of Ustream, Inc.  iPhone and  iPad are trademarks of Apple Inc.  Android is a trademark or registered trademark of Google.Inc. All other trademarks are property of their respective owners.

5-5-5-5 SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

List of Third Party Game Developers and Publishers

As of February 20th, 2013
(in alphabetical order of developer/publisher)

<JAPAN>
ACQUIRE Corp.
ARC SYSTEM WORKS CO.,LTD.
ARTDINK CORPORATION
ASCII MEDIA WORKS Inc.
Bethesda Softworks, LLC
CAPCOM
Chara-Ani Corporation
CRAFTS & MEISTER CO.,LTD.
CyberConnect2 Co.,Ltd.
D3 PUBLISHER Inc.
Dimps Corporation
Electronic Arts Inc.
FromSoftware, Inc.
GANBARION Co., Ltd.
Genki Co., Ltd.
Granzella Inc.
GRASSHOPPER MANUFACTURE INC.
GungHo Online Entertainment, Inc.
GUST CO.,LTD.
IDEA FACTORY Co., Ltd.
IMAGEEPOCH INC.
Index Corp.（ATLUS)
KADOKAWA GAMES,LTD.

KADOKAWA SHOTEN CO., LTD.
Konami Digital Entertainment Co., Ltd.
LEVEL-5 Inc.
MAGES. Inc.
MarvelousAQL Inc.
NAMCO BANDAI Games Inc.
NAMCO BANDAI Studios Inc.
NIHON FALCOM CORPORATION
Nippon Ichi Software, Inc.
O-TWO inc. (peakvox)
PlatinumGames Inc.
SEGA Corporation
SPIKE CHUNSOFT Co.,Ltd.
SQUARE ENIX Co., Ltd.
SystemSoft Alpha Corp.
TECMO KOEI GAMES Co.,Ltd.
TOSE CO., LTD.
tri-Ace Inc.
Ubisoft Entertainment
WILL CO., LTD
XING Inc.
YUKE'S Co.,Ltd.

45 companies in total

<ASIA>
BLUESIDE Inc.
Ratloop Asia Pte Ltd
Red Hare Studios
XPEC Entertainment Inc.

4 companies in total

6-6-6-6 SONY COMPUTER ENTERTAINMENT INC. INTRODUCES PLAYSTATION®4 (PS4™)

<NORTH AMERICA>
17-Bit
5th Cell Media LLC
Activision Publishing, Inc.
Armature Studios
Behaviour Interactive
Bethesda Softworks, LLC
Blind Squirrel Games®
Certain Affinity, Inc.
Darkside Game Studios, Inc.
Devolver Digital
©Disney
Double Fine Productions, Inc.
Double Helix Games
DrinkBox Studios Inc.
Edge of Reality, Inc.
Electronic Arts Inc.
FarSight Studios
Gaijin Games, Inc.
Gearbox Software
HB Studios Multimedia
Heavy Iron Studios, Inc.
High Voltage Software, Inc.
inXile Entertainment Inc.
Iron Galaxy Studios, LLC

JETPACK Interactive Entertainment Ltd.
Klei Entertainment Inc.
Lab Zero, Inc
LucasArts, a Lucasfilm Ltd. company
Metanet Software Inc
Minority Media Iinc.
Nicalis, Inc
Panic Button, LLC
Psyonix Studios, Inc.
Slant Six Games
Sony Online Entertainment LLC
Spark Unlimited
Spry Fox LLC
SuperVillain Studios
Take-Two Interactive Software, Inc.
Telltale, Inc.
Tribute Games Inc.
Turtle Rock Studios, Inc.
Ubisoft Entertainment
vBlank Entertainment Inc.
Warner Bros. Interactive Entertainment, Inc.
WayForward Technologies, Inc.
Zombie Studios, LLC

47 companies in total

<EUROPE / PAL>
4A Games
505 Games
Abstraction
Beatshapers
Big Ant
Big Bit
BitComposer
Bloober Team S.A.
Boss Alien
Bugbear
Cauldron
City Interactive
Criterion Games
Croteam
Curve Studios
Dakko Dakko Ltd
Deck 13
Double Eleven
Eko Software
FatShark
Flying Wildhog
Four Door Lemon
Frozenbyte
FuturLab
Gaijin
GHOST GAMES  -  AN EA STUDIO
Green Hill Studios

Kalyspo Media
Laughing Jackal
Ludosity
Mediatonic
Milestone
Mojang
Onmi Systems
Prodigy Design
Ripstone
Roll7
Ronimo
Rovio
Shortround
Sperasoft
Sproing
Stormbasic
Straight Right
Targem
Tate
Techland
Tonika
Torus Games
Vector Cell
Virtual Toys
Vlambeer
Wizarbox

53 companies in total